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07001526

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 2 7 2007
210

SEC FILE NUMBER
8 - 51262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EWT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9242 Beverly Blvd, Suite 300
(No. and Street)

Beverly Hills	California	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Christian (310) 595-0128
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark E. Christian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EWT, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark E. Christian
Signature

Controller
Title

Susan A. Illerhues
Notary Public


SUSAN A. ILLERHUES
Commission # 1582648
Notary Public - California
Los Angeles County
My Comm. Expires May 27, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWT, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of EWT, LLC

We have audited the accompanying statement of financial condition of EWT, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EWT, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 22, 2007

EWT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash	$ 2,269,653
Due from broker	321,896,056
Interest and dividends receivable	1,472,193
Securities owned, at market	318,109,922
Net equity with futures commission merchants	1,767,523
Net equity in forward contracts	10,353,345
Securities borrowed	200,186,311
Securities failed to deliver	7,500,689
Deposits with clearing organizations	4,354,017
Exchange seat memberships	11,460,536
Other assets	121,177
	$ 879,491,422
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Payables to broker-dealers and clearing organizations	$ 35,210,895
Accounts payable and accrued expenses	9,756,366
Interest and dividends payable	1,321,423
Securities loaned	183,104,200
Securities sold, not yet purchased, at market	573,344,766
Securities failed to receive	5,752,578
Payable to affiliate	1,044,292
Total liabilities	809,534,520
Subordinated borrowings	15,000,000
Members' equity	54,956,902
	$ 879,491,422

See accompanying notes to financial statement.

1. Nature of business

EWT, LLC (the "Company") conducts business as a broker-dealer in securities. The Company was formed in 2003 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and various stock and commodity exchanges. The Company trades exclusively for its own account.

2. Summary of significant accounting policies

Valuation of Securities Owned and Securities Sold, Not Yet Purchased

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold, not yet purchased .

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions, and are recorded at their contracted resell or repurchase amounts. In addition, interest on both types of transactions is included in interest receivable and interest payable, respectively. Collateral, which typically is in the form of securities, is pledged against securities under agreements to resell or repurchase.

Net Equity with Futures Commission Merchants

The Company is exposed to a market risk equal to the value of the futures contracts purchased and unlimited liability on such contracts sold, not yet purchased. Management has established procedures to actively monitor and minimize market and credit risks.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total of cash and other equity deposited.

Net Equity in Forward Contracts

The Company enters into forward contracts on futures contracts. Forward commodities transactions are contracts or agreements for delayed delivery of specific commodities in which the seller agrees to make delivery of specified commodities at a specified future date. Risks associated with forward commodities contracts are the inability of counterparties to meet the terms of their contracts and movements in fair value and exchange rates. Gains and losses on forward commodities transactions are recorded based on changes in fair values and are included with trading revenues in the statement of operations.

2. Summary of significant accounting policies (continued)

Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in trading revenue in the statement of operations.

Investment Transactions and Related Investment Income

Proprietary securities and commodities transactions and related profit and loss arising from these transactions in regular-way trades are accounted for on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financing. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Payables to Broker-Dealers and Clearing Organizations

These are amounts due to broker-dealers, the Depository Trust Company, and other clearing organizations for the Company's proprietary trades.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statement. The members are required to report their proportional share of income, gains, losses, credits or deductions on their respective tax returns.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

3. Due from broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold, not yet purchased.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

4. Concentration of credit risk

The Company maintains checking accounts with balances frequently in excess of $100,000. Checking accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Exchange memberships

Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the value net of the impairment, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets.* Management believes that no such impairment has occurred in the value of its memberships in various exchanges during the year ended December 31, 2006.

6. Bank line of credit

The Company has available a revolving line of credit arrangement with a bank under a continuing contract, cancelable upon written notice and secured by certain securities owned by the Company. The Company may borrow up to 80% of the value of its collateralized securities, as defined in the loan agreement. The line of credit is personally guaranteed by a member of the Company. The interest rate at December 31, 2006 is 5.8125% per annum. At December 31, 2006, there was no outstanding balance on the line of credit.

7. Related party transactions

The Company incurred $6.9 million in technology service fees paid to a related entity controlled by the members (the "Provider"). At December 31, 2006, the Company has an agreement with the Provider for three years of technology services at a reduced monthly fee of approximately $300,000. The agreement may be terminated without cause or further obligation by the Company with 30 days written notice to the Provider.

The firm entered into forward contracts with a related party controlled by the members. These contracts are subject to an agreement approved by the International Swaps and Derivatives Association, Inc. The transactions are effected to represent certain derivatives trades made on behalf of the firm by the related party. The value of the forward contracts was approximately $10.4 million for the year ended December 31, 2006.

The Company entered into a subordinated loan agreement on May 4, 2006 with a related party of one of the members of EWT, LLC for $10 million (see Note 10 for further information).

The Company transferred two exchange seats, with a cost of $700,000, to Madison Tyler, LLC (the "Affiliate"), a related party under common control by the members of EWT, LLC.

The Company transferred 15,000 shares of common stock of Chicago Mercantile Exchange Holdings Inc., with a cost of $6,918,000, to the Affiliate.

7. Related party transactions (continued)

At December 31, 2006, the Company owes the Affiliate approximately $1,044,000 related to various intercompany receivables and payables.

8. Securities owned and sold, not yet purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 257,330,595	$ 191,792,193
Obligations of U.S. government	60,779,327	381,552,573
	$ 318,109,922	$ 573,344,766

9. Financial instruments with off-balance-sheet credit risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, and interest rate swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell a security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and swaps is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase at a future date. The Company has recorded these obligations in the financial statement at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006. Such loss may exceed the liability reflected in this financial statement. Short positions are collateralized by certain securities owned.

10. Subordinated borrowings

At December 31, 2006, the Company has two subordinated loan agreements, approved by the NASD, in the amounts of $5,000,000 and $10,000,000. The $5,000,000 subordinated loan's entire principal payment is due on

10. Subordinated borrowings (continued)

July 31, 2007 and bears interest at 10% per annum, payable on a monthly basis. The $10,000,000 subordinated loan's entire principal is due on May 4, 2008 and bears interest at 12% per annum, payable on a monthly basis (see Note 7).

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

11. Commitment

The Company leases office space under non-cancellable operating leases expiring in 2010. At December 31, 2006, the Company's future minimum rental commitment is as follows:

Year ending December 31,		
2007	$	604,372
2008		622,504
2009		641,179
2010		660,414
	$	2,528,469

12. Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the amount of any ultimate liability with respect to these actions will not materially affect the Company's financial condition or results of operations.

13. Profit distributions

The Company's limited liability agreement (the "Agreement") has a tiered profit distribution methodology whereby profits, as defined in the Agreement, are distributed to the members as follows: first, $4,800,000 distributed equally to the members (paid and included in employee compensation in the statement of operations); second, a preferred return on equity, as defined in the Agreement, based on specified percentages related to each equity contribution (approximately $2,016,000 paid and included in interest expense in the statement of operations); and third, a remaining distribution in proportion to members' profit interests, as defined in the Agreement.

14. Net capital requirement

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, under the alternative standard, of two percent of combined aggregate debits or a minimum of $250,000. At December 31, 2006, the Company has net capital of $48,373,653, which is $48,123,653 in excess of its required net capital of $250,000.

14. Net capital requirement (continued)

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2006.

END